SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2017

Commission File Number: 001-37710

HUTCHISON CHINA MEDITECH LIMITED

(Translation of registrant’s name into English)

22/F, Hutchison House, 10 Harcourt Road, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

HUTCHISON CHINA MEDITECH LIMITED

Form 6-K

Underwriting Agreement

On October 25, 2017, Hutchison China MediTech Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters named therein (the “Underwriters”), to issue and sell to the several Underwriters 9,886,792 American depositary shares (each an “ADS” and such ADSs, the “Firm ADSs”) in an underwritten public offering. Each ADS will represent one-half of one ordinary share, par value $1.00 per share, of the Company (“Ordinary Shares”). The Underwriters agreed to purchase (a) the Firm ADSs from the Company being sold to investors other than Hutchison Healthcare Holdings Limited (“HHHL”) at a price of $24.91 per ADS and (b) the Firm ADSs being sold to HHHL at a price of $26.50 per ADS, which is the public offering price without any underwriting discounts or commissions. Under the terms of the Underwriting Agreement, the Company also granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 1,483,018 ADSs (the “Option ADSs”) on the same terms and conditions as the Firm ADSs. The Company estimates that the net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, will be approximately $255.8 million (or approximately $292.7 million if the Underwriters exercise in full their option to purchase the Option ADSs).

The Underwriting Agreement contains customary representations, warranties and covenants of the Company, conditions to closing, indemnification obligations of the Company and the Underwriters and termination and other customary provisions.

The Firm ADSs and any Option ADSs will be issued pursuant to the Company’s effective shelf registration statement on Form F-3 (No. 333-217101) (the “Registration Statement”) and a related prospectus supplement filed with the U.S. Securities and Exchange Commission. The closing of the offering is expected to take place on October 30, 2017, subject to customary closing conditions.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to such exhibit.

Legal Opinion

Conyers Dill & Pearman, Cayman counsel to the Company, has issued a legal opinion with respect to the Ordinary Shares represented by the Firm ADSs and the Option ADSs sold in the offering. A copy of the opinion, including the consent therein, is attached to this Report on Form 6-K as Exhibit 5.1 and is incorporated herein by reference.

Press Releases

On October 25, 2017, the Company issued a press release announcing the pricing of the offering. The press release is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

This Report on Form 6-K, and the exhibits attached hereto, are hereby incorporated by reference into the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHISON CHINA MEDITECH LIMITED

By:	/s/ Johnny Cheng
Name:	Johnny Cheng
Title:	Chief Financial Officer

Date: October 26, 2017

Exhibit Index

Exhibit No.	Description

1.1

Underwriting Agreement, dated as of October 25, 2017, by and among the Company and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representatives of the several underwriters listed on Schedule A thereto

5.1	Opinion of Conyers Dill & Pearman regarding the issue of ordinary shares being registered

99.1	Press Release announcing the pricing of the Company’s offering, dated October 25, 2017